ASX RELEASE | March 5, 2021 | ASX:PLL; NASDAQ:PLL

DESPATCH OF SCHEME BOOKLET

•	Scheme Booklet available online
•	Scheme meeting to be held in person and online on April 7, 2021

Piedmont Lithium Limited (ASX:PLL, NASDAQ:PLL) (Piedmont or Company) is pleased to announce that the Scheme Booklet in relation to Piedmont’s proposed re-domiciliation from Australia to the United States via a Scheme of Arrangement (Scheme), has today been despatched to shareholders, including the notice of meeting, personalised proxy form and small parcel holder opt out form.
Piedmont shareholders who have elected to receive communications electronically will receive an email which contains instructions about how to view or download a copy of the Scheme Booklet, as well as instructions on how to lodge their proxies for the meeting online.
Piedmont shareholders who have not elected to receive communications electronically will be sent a letter together with the proxy form for the meeting containing instructions about how to view or download a copy of the Scheme Booklet.
If the Scheme is implemented:
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Piedmont shareholders will receive one Piedmont US CHESS depositary interest (CDI) for every Piedmont share held on the Scheme record date. Piedmont US’s CDIs will be listed on ASX and holders of Piedmont US CDIs will be able to trade their Piedmont US CDIs on ASX after the implementation of the Scheme; and

•
Piedmont American Depositary Share (ADS) holders will receive one Piedmont US share for every Piedmont ADS held on the Scheme record date. Piedmont US’s shares will be listed on Nasdaq and holders of Piedmont US shares will be able to trade their Piedmont US shares on Nasdaq after the implementation of the Scheme.

Scheme Meeting
The meeting of Piedmont shareholders to approve the Scheme will be held in person and electronically on April 7, 2021 at the Conference Room, Ground Floor, 28 The Esplanade, Perth, Western Australia at 10:00am (AWST) (Scheme Meeting).
Due to the potential health risks associated with large gatherings and the coronavirus (COVID-19) pandemic, the Company has made arrangements for Piedmont shareholders to participate in the Scheme Meeting electronically. Details of how to log in online will be contained in the notice of meeting (Notice of Scheme Meeting).
The Notice of Scheme Meeting is included as an annexure to the Scheme Booklet and a personalised proxy form for the Scheme Meeting will accompany the Scheme Booklet.
All Piedmont shareholders who cannot attend the Scheme Meeting are encouraged to vote either by joining the Scheme Meeting electronically, or by appointing a proxy, corporate representative or attorney to attend the Scheme Meeting or to join the electronic Scheme Meeting on their behalf.
Further information
Piedmont encourages Piedmont shareholders to read the Scheme Booklet in its entirety before deciding whether or not to vote in favour of the Scheme.

If you require further information or have questions, please contact the please contact the Piedmont Scheme Information Line on 1300 218 182 (within Australia) or +61 3 9415 4233 (outside Australia) Monday to Friday between 8:30am and 5:00pm (AEDT).
This announcement has been authorized for release by the Company’s Chief Executive Officer.
For further information, contact:
Keith Phillips	Brian Risinger
President & CEO	VP - Investor Relations and Corporate Communications
T: +1 973 809 0505	T: +1 704 910 9688
E: kphillips@piedmontlithium.com	E: brisinger@piedmontlithium.com

Forward Looking Statements
This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.